SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Period Ended
December 31, 2004

Commission File Number 1-5263
(The Lubrizol Corporation)

A. Full title and address of Plan:

The Lubrizol Corporation Employees'
Profit Sharing and Savings Plan
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

REQUIRED INFORMATION

Listed below are all of the exhibits and financial statements filed as part of the annual report:

a. Exhibits – Consents of Independent Registered Public Accounting Firms

Consent of Hausser & Taylor LLC
Consent of Deloitte & Touche LLP

b. Financial Statements

Reports of Independent Registered Public Accounting Firms

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003.

Notes to Financial Statements for the Years Ended December 31, 2004, and December 31, 2003.

Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) as of December 31, 2004.

Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE LUBRIZOL CORPORATION
EMPLOYEES' PROFIT SHARING
AND SAVINGS PLAN

Date: June 17, 2005

By: /s/ Leslie M. Reynolds
L. M. Reynolds

Title: Chair, Employee Benefits
Administrative Committee

EXHIBIT INDEX

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Lubrizol Corporation:

We consent to the incorporation by reference in Registration Statement No. 033-61091 of The Lubrizol Corporation on Form S-8 of our report dated June 17, 2005, appearing in this Annual Report on Form 11-K of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan for the year ended December 31, 2004.

Hausser + Taylor LLC

Cleveland, Ohio
June 17, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Lubrizol Corporation:

We consent to the incorporation by reference in Registration Statement No. 33-61091 of The Lubrizol Corporation on Form S-8 of our report dated June 24, 2004, appearing in this Annual Report on Form 11-K of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan for the year ended December 31, 2004.

Deloitte + Touche LLP

Cleveland, Ohio
June 17, 2005

The Lubrizol Corporation Employees' Profit Sharing and Savings Plan

Financial Statements for the
Years Ended December 31, 2004 and 2003,
Supplemental Schedules as of and for the
Year Ended December 31, 2004 and
Reports of Independent Registered
Public Accounting Firms

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

TABLE OF CONTENTS

HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

1001 Lakeside Avenue East, Suite 1400 ◦ Cleveland, Ohio 44114-1152 216/523-1905 ◦ FAX: 216/522-1490 ◦ www.hausser.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the supplemental information. The supplemental schedules and supplemental information are the responsibility of the Plan's management. Such supplemental schedules and supplemental information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Hausser + Taylor, LLC

June 17, 2005

NEXIA INTERNATIONAL Cleveland Beachwood Canton Columbus Dublin Akron Elyria

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative
Committee of The Lubrizol Corporation
Employees' Profit Sharing and Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

June 24, 2004

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2004

	Supplemental Information				
	Non-Participant Directed Investments			Participant Directed Investments	
	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
ASSETS:					
Investments:					
At fair value:					
Lubrizol common stock	$ 6,600,668	$ 10,910,818	$ 49,240,905	$ -	$ 66,752,391
Mutual funds	56,895,768			113,050,775	169,946,543
Common collective trust funds	6,464,518			50,893,713	57,358,231
Other common stocks	45,666,889				45,666,889
Short-term investments	1,999,896	92,229	723,260		2,815,385
Participant loans				6,145,963	6,145,963
At contract value—guaranteed investment contracts and related funds				52,585,827	52,585,827
Total investments	117,627,739	11,003,047	49,964,165	222,676,278	401,271,229
Contribution receivable	4,586,246		36,478	26,948	4,649,672
Accrued income receivable	102,517	163	701		103,381
Investment sales, pending settlement	186,124		226,351	86,510	498,985
TOTAL ASSETS	122,502,626	11,003,210	50,227,695	222,789,736	406,523,267
LIABILITIES:					
Investment purchases, pending settlement	(258,322)		(10,359)	(23,623)	(292,304)
Accrued management fee expense				(19,069)	(19,069)
NET ASSETS AVAILABLE FOR BENEFITS	$ 122,244,304	$ 11,003,210	$ 50,217,336	$ 222,747,044	$ 406,211,894

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2003

	Supplemental Information				
		Non-Participant Directed Investments		Participant Directed Investments	
	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
ASSETS:					
Investments:					
At fair value:					
Lubrizol common stock	$ 6,089,462	$11,925,339	$44,684,652	$ -	$ 62,699,453
Investment funds	68,941,665			142,334,970	211,276,635
Other common stocks	42,356,549				42,356,549
Short-term investments	1,581,997	145,185	627,020		2,354,202
Participant loans				5,778,771	5,778,771
At contract value—guaranteed investment contracts and related funds				59,937,303	59,937,303
Total investments	118,969,673	12,070,524	45,311,672	208,051,044	384,402,913
Cash	101,593				101,593
Contribution receivable	3,669,962		31,246	21,006	3,722,214
Accrued income receivable				21,832	21,832
Investment sales, pending settlement	734,059				734,059
TOTAL ASSETS	123,475,287	12,070,524	45,342,918	208,093,882	388,982,611
LIABILITIES—Investment purchases, pending settlement	(282,987)				(282,987)
NET ASSETS AVAILABLE FOR BENEFITS	$ 123,192,300	$ 12,070,524	$45,342,918	$ 208,093,882	$388,699,624

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2004

	Supplemental Information				
	Non-Participant Directed Investments			Participant Directed Investments	
	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
ADDITIONS:					
Investment income:					
Dividend income—Lubrizol common stock	$ 188,987	$ 335,938	$ 1,509,546	$ -	$ 2,034,471
Interest and other dividend income	3,149,789	738	6,406	2,978,103	6,135,036
Net appreciation in fair value of investments	11,538,085	1,382,462	5,977,271	17,374,745	36,272,563
Total investment income	14,876,861	1,719,138	7,493,223	20,352,848	44,442,070
Contributions:					
Participants			1,410,193	13,118,517	14,528,710
Employer	4,609,461		1,842,844	1,037,374	7,489,679
Total additions	19,486,322	1,719,138	10,746,260	34,508,739	66,460,459
DEDUCTIONS—Distributions to participants	13,655,538	1,829,406	3,487,352	30,710,880	49,683,176
NET INCREASE (DECREASE) PRIOR TO INTERFUND TRANSFERS AND TRANSFER IN FROM MERGED PLAN	5,830,784	(110,268)	7,258,908	3,797,859	16,777,283
INTERFUND TRANSFERS	(6,778,780)	(957,046)	(2,384,490)	10,120,316	
TRANSFER IN FROM MERGED PLAN				734,987	734,987
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR	(947,996)	(1,067,314)	4,874,418	14,653,162	17,512,270
NET ASSETS AVAILABLE FOR BENEFITS—December 31, 2003	123,192,300	12,070,524	45,342,918	208,093,882	388,699,624
NET ASSETS AVAILABLE FOR BENEFITS—December 31, 2004	$ 122,244,304	$ 11,003,210	$ 50,217,336	$ 222,747,044	$ 406,211,894

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2003

	Supplemental Information				
	Non-Participant Directed Investments			Participant Directed Investments	
	Profit Sharing General Fund	Profit Sharing Lubrizol Stock Fund	401(k) Lubrizol Stock Fund	401(k) Other Funds	Total
ADDITIONS:					
Investment income:					
Dividend income—Lubrizol common stock	$ 187,098	$ 402,990	$ 1,623,554	$ -	$ 2,213,642
Interest and other dividend income	2,880,752	6	350	1,432,627	4,313,735
Net appreciation in fair value of investments	22,636,298	809,840	2,974,593	33,155,496	59,576,227
Total investment income	25,704,148	1,212,836	4,598,497	34,588,123	66,103,604
Contributions:					
Participants			1,673,954	13,097,329	14,771,283
Employer	3,726,714		2,261,070	664,590	6,652,374
Total additions	29,430,862	1,212,836	8,533,521	48,350,042	87,527,261
DEDUCTIONS—Distributions to participants	5,029,854	504,355	1,565,834	6,428,555	13,528,598
NET INCREASE PRIOR TO INTERFUND TRANSFERS AND TRANSFER IN FROM MERGED PLAN	24,401,008	708,481	6,967,687	41,921,487	73,998,663
INTERFUND TRANSFERS	(7,830,356)	(931,516)	(8,490,818)	17,252,690	
TRANSFER IN FROM MERGED PLANS				4,274,790	4,274,790
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR	16,570,652	(223,035)	(1,523,131)	63,448,967	78,273,453
NET ASSETS AVAILABLE FOR BENEFITS— December 31, 2002	106,621,648	12,293,559	46,866,049	144,644,915	310,426,171
NET ASSETS AVAILABLE FOR BENEFITS— December 31, 2003	$ 123,192,300	$ 12,070,524	$ 45,342,918	$ 208,093,882	$ 388,699,624

See notes to financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Lubrizol Corporation (the "Company" or "Plan Sponsor") established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement and employee ownership of common shares of the Company. The Plan also allows employees to share in the profits of the Company. The Plan is subject to the reporting and disclosure requirements, vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended.

On May 3, 2004, the net assets of $760,925 of The Avecia Inc. Deferred Compensation Plan, representing the acquisition of a business segment of Avecia Inc., were transferred into the Plan and were allocated to the Plan's investment funds based upon employee elections or comparable investment funds available within the merged plan. On December 31, 2004, the net assets of $1,589, representing employee forfeitures of The Chemron Corporation Employee Savings Plan, a plan acquired in 2003, were transferred into the Plan and were allocated to the Plan's investment funds based upon employee elections. On February 3, 2003, the net assets of $1,812,278 of the Dock Resins Corporation 401(k) Profit Sharing Plan and net assets of $2,464,512 of The Chemron Corporation Employee Savings Plan, plans of acquired wholly-owned subsidiaries of the Company, were transferred into the Plan and were allocated to the Plan's investment funds based upon employee elections or comparable investment funds available within the merged plans.

Administration—The Plan is administered by the Employee Benefits Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Committee's powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and time of benefit distributions and authorization of disbursements from the Plan.

The assets of the various funds are maintained and administered by a bank acting as Trustee. The Plan agreement provides that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Effective February 1, 2003, the Plan's trustee changed from Key Bank to State Street Bank and Trust Company and the Plan's recordkeeper changed from Key Bank to CitiStreet.

The Board of Directors of the Company appoints the Retirement and Savings Plans Investment Committee of the Plan, whose duties relate to investment oversight of the General Fund and include a review of the general investment policy and procedures of the Trustee and performance of various investment managers.

Participation and Contributions—All regular employees of the Company and participating subsidiaries are eligible for participation on the first day of covered employment.

Eligible employees may elect a base salary deduction ranging from 1% to 18% (16% for highly compensated employees), subject to the limitations of the Internal Revenue Code, and to have such amount contributed to the Plan as a before-tax contribution ("CODA Contribution"). The Company contributes a matching contribution to the Plan in an amount equal to 50% of an employee's CODA Contributions up to 4% of the employee's base salary.

Eligible employees may also make contributions ranging from 1% to 18% (16% for highly compensated employees) of their base salary on an after-tax basis ("Supplemental Contribution"), provided that the total of an employee's CODA and Supplemental Contributions do not exceed 18% (16% for highly compensated employees). CODA and matching contributions are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan. Supplemental Contributions are made on an after-tax basis and are therefore included in the participants' taxable income in the period of contribution. For purposes of allocating Plan contributions, compensation is limited to a maximum of $205,000 for 2004 and $200,000 for 2003.

Any employee who turned at least age 50 during 2004 was eligible to elect to make an additional before-tax Catch-up contribution of up to $3,000 in 2004 if they met one of the following conditions:

a. Elected to make before-tax contributions of 18% of eligible compensation or 16% for highly compensated employees, or

b. Contributed at least $13,000 for the Plan year.

The Company also contributes a portion of its adjusted consolidated net income, as defined in the Plan document, to the Plan ("Profit Sharing Contributions"). Profit Sharing Contributions are determined by the Board of Directors of the Company and are allocated to each participant's profit sharing account based upon year end compensation of the employee, as defined in the Plan document. For purposes of allocated Profit Sharing Contributions, compensation is limited to the annual maximum set by the Internal Revenue Service. In addition, income from investments, gains or losses on sales of investments, and appreciation or depreciation in the market value of investments are allocated daily to participants' accounts.

In addition to the above contributions, the Plan provides for rollover contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and transferred contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment of Contributions—Participants elect investment of their CODA Contributions and Supplemental Contributions in one or more of the Plan's eleven investment funds (excludes the General Fund, the Profit Sharing Lubrizol Stock Fund and the Participant Loan Fund) in 1% increments. All participants, regardless of age or vested ownership percentage, are able to direct the investment of the Company matching contributions made to their account into any of the 401(k) investment funds. Employees are able to reallocate existing match balances and/or change the investment direction of future Company matching contributions. If an employee does not make an investment election regarding Company matching contributions, they will be invested in the 401(k) Lubrizol Stock Fund. A participant may elect to change his or her investment elections as to future contributions and may also elect to reallocate a portion or all of past CODA and Supplemental Contributions among the available investment funds in increments of 1% of the total amount to be reallocated once daily. All Profit Sharing Contributions are automatically invested in the General Fund. A participant may elect once daily to reallocate a portion or all of their account attributable to Profit Sharing Contributions from the General Fund to one or more of the other 401(k) funds.

Vesting and Distributions—Each participant is immediately and fully vested in all CODA and Supplemental Contributions and earnings thereon. Participants vest in matching contributions and their beneficial interest in Profit Sharing Contributions at a rate of 20% for each full year of eligible service and become completely vested after five years, at retirement or after age 55, upon death, or upon termination of employment due to permanent and total disability.

Employees who invest in the 401(k) Lubrizol Stock Fund or the Profit Sharing Lubrizol Stock Fund may elect to have the dividends reinvested in Lubrizol common stock or paid in cash. Participants must make the election to receive cash prior to the ex-dividend date for the calendar quarter in which the dividend will be paid.

Participants may request voluntary withdrawals of their Supplemental Contributions only once every six months, excluding hardship withdrawals. Participants may also apply for hardship withdrawals from their CODA Contributions, subject to adherence to Internal Revenue Service regulations as determined by CitiStreet, the Plan's record keeper, or request of an in-service distribution upon attainment of age 59-1/2. Participants taking a hardship withdrawal must elect the dividend payment option. When a participant's employment terminates, his or her vested account balances will be distributed in a single lump sum.

Participant Loans—The Plan provides for a participant loan option. The Plan allows participants to borrow up to the lesser of 50% of the value of their CODA, rollover and vested matching contribution accounts or 100% of the value of their CODA and rollover accounts, not to exceed $50,000. Each participant is restricted to three outstanding loans at a time, and the minimum loan is $1,000.

Participant loans accrue interest at a rate fixed at the time of the borrowings. Loan repayments are made through payroll deductions and are credited to the participant's account. The repayment period may not be more than five years, except for loans issued to purchase a principal residence, which may be repaid within 15 years.

Forfeited Accounts—Forfeited nonvested accounts are used to reduce future Company contributions. In 2004 and 2003, Company contributions were reduced by approximately $79,000 and $65,000, respectively, from forfeited nonvested accounts.

2. DESCRIPTION OF THE INVESTMENT FUNDS

The Plan provides for the establishment of the General Fund, the Profit Sharing Lubrizol Stock Fund, a Participant Loan Fund, and at least three other investment alternatives. The 401(k) portion of the Plan currently offers eleven investment alternatives to participants. The Plan maintains separate 401(k) and profit sharing accounts for each participant and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

Profit Sharing Funds:

The General Fund holds all profit sharing contributions made by the Company, except for those pre-1983 contributions that individuals have chosen to leave in Lubrizol common stock in the Profit Sharing Lubrizol Stock Fund. The General Fund invests in a variety of domestic and international equities, mutual funds, a real estate common collective trust fund, short-term investments, and Lubrizol common stock. The short-term investments are money market funds.

The Profit Sharing Lubrizol Stock Fund assets are invested in common shares of the Company. No contributions are made to this fund. All cash dividends are used to repurchase additional shares of Lubrizol stock. Distributions from this fund are in common shares and cash in lieu of fractional shares or, at the participant's election, entirely in cash. Participants in the Profit Sharing Lubrizol Stock Fund have a one way option to transfer all or any part of their beneficial interest to the General Fund at any time.

401(k) Funds:

The Stable Value Fund invests in a portfolio of high quality fixed income instruments which may include government and corporate bonds, investment contracts issued by banks, insurance and other financial companies, and other fixed income obligations intended to provide a stable rate of return while seeking to preserve principal value.

The Core Bond Fund invests in an actively managed collective trust fund, the JP Morgan Bond Fund A, which invests in fixed income instruments including U.S. Government and agency securities, investment grade corporate bonds and mortgage- and asset-backed securities.

The Balanced Fund invests in an actively managed collective trust fund, the American Funds American Balanced Fund, which invests in a broadly diversified portfolio of securities from the domestic equity and fixed income markets.

The Large Cap Value Fund invests in an actively managed collective trust fund, the MFS Value Fund which invests in equity securities believed to be undervalued.

The Equity Index Fund invests in an index fund, the SSgA S&P 500 Index Fund, maintained by the Trustee as part of a collective trust fund which invests in the common stocks included in the Standard & Poor's 500 Index, futures contracts and other derivative securities designed to replicate the performance of the common stocks included in the Standard & Poor's Composite Stock Price Index.

The Mid Cap Value Fund invests in an actively managed collective trust fund, the JP Morgan Mid Cap Value Fund A, which invests in equity securities of medium-sized U.S. companies with market capitalizations between $1 billion and $20 billion and are believed to be undervalued.

The Equity Growth Fund invests in an actively managed collective trust fund, the Legg Mason Value Trust Fund, which invests in a concentrated portfolio of common and preferred stocks and securities convertible into common stocks.

The International Equity Fund invests in an actively managed collective trust fund, the American Funds EuroPacific Growth Fund A, which invests in a diversified portfolio of common stocks and other securities of companies based outside the United States, primarily in large industrial nations.

The Small-Mid Cap Growth Fund invests in an actively managed collective trust fund, the Franklin Small-Mid Cap Growth Fund A, which invests primarily in a diversified portfolio of common stocks of small size domestic companies with market capitalizations of less than $1.5 billion.

The Small Cap Growth Fund invests in an actively managed collective trust fund, the Harris Small-Cap Opportunity Fund, which normally invests 80% of its assets in the securities of smaller capitalization companies.

The 401(k) Lubrizol Stock Fund consists of common shares of the Company and temporary investments in the Trustee's State Street Short Term Fund.

The Participant Loan Fund consists of investments in loans to Plan participants in accordance with the Plan provisions.

Participant distributions from the Stable Value Fund, Core Bond Fund, Balanced Fund, Large Cap Value Fund, Equity Index Fund, Mid Cap Value Fund, Equity Growth Fund, International Equity Fund, Small-Mid Cap Growth Fund, and Small Cap Growth Fund are paid in cash; amounts distributed from the 401(k) Lubrizol Stock Fund and the Profit Sharing Lubrizol Stock Fund are paid in the form of common shares of the Company or their cash equivalent at the election of the participant or their beneficiary. Distributions from the General Fund are paid in cash or, at the participant's election, partially in cash and common shares of the Company, as provided in the Plan.

The value of all funds and the interests of participants under each fund are calculated on a daily basis (based on the best information available, which may include estimated values).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments are accounted for at cost on the trade-date and are reported in the Statement of Net Assets Available for Benefits at fair value except for guaranteed investment contracts, which are reported at contract value. Investments stated at fair value are valued using quoted market prices or at values determined by the Trustee based on the market values of the underlying investments. Guaranteed investment contracts are stated at values equivalent to cost plus reinvested interest. Employee loans are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on a cash basis. Dividends are recorded on the ex-dividend date.

Tax Exempt Status—The Plan obtained its latest determination letter dated April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Expenses—Expenses in connection with administration of the Plan have been paid by the Company.

Payment of Benefits—Benefits are recorded when paid.

4. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets available for benefits.

	December 31 2004		2003	
The Lubrizol Corporation, common stock, 1,810,971 and 1,928,120 shares, respectively	$ 66,752,391	*	$ 62,699,453	*
Investment funds:				
Pimco Funds, Pimco Total Return Mutual Fund 1,803,248 shares			19,304,414	
State Street Bank & Trust Company, SSgA S&P 500 Index Fund, 3,500,209 and 3,766,966 units respectively	50,893,713		49,460,259	
American Funds Group, American Balanced Fund, 1,351,504 and 1,301,960 units respectively	24,327,079		22,510,887	
LM Advisors, Legg Mason Value Trust Fund, 304,076 and 338,219 units respectively	21,361,338		21,081,203	
American Funds Group, American Europacific Growth Fund, 605,783 units	21,584,043			
Guaranteed investment contracts and related funds— Metropolitan Life Insurance Co., Intermediate Duration Fund	52,585,827		59,937,303	

* Non-participant directed

The Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:

	Years Ended December 31 2004	2003
Lubrizol common stock	$ 7,359,733	$ 4,216,775
Investment funds		29,394,859
Mutual funds	9,460,902	
Common collective trust funds	5,193,644	
Other common stocks	14,258,284	25,964,593
Total	$ 36,272,563	$ 59,576,227

5. **INVESTMENT CONTRACTS WITH INSURANCE COMPANIES**

The Plan has entered into an investment contract issued by an insurance company including a synthetic investment contract. The synthetic contract includes assets placed in a third-party fund and a related wrapper contract that provides that Plan transactions must be executed at contract value. The contracts are included in the Plan's Stable Value Fund at contract value as reported by the Trustee. Fair value of the investment contract is $54,364,472 and $57,282,687 as of December 31, 2004 and 2003, respectively. The fund is credited with earnings and charged for Plan withdrawals and administrative expenses charged by the insurance company. Contract value represents contributions made under the contract, plus stated earnings, less plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is reset quarterly. The minimum crediting interest rate is 0%. The contract's crediting interest rate was 4.30% and 4.05% at December 31, 2004 and 2003, respectively. The fund's return on the investment contract during 2004 and 2003 was 4.32% and 3.99%, respectively. The contract has no specified maturity date. The wrapper contract is entered into by the Plan to manage market risk.

6. **TRANSACTIONS IN PLAN SPONSOR SECURITIES**

The General Fund, the Profit Sharing Lubrizol Stock Fund and the 401(k) Lubrizol Stock Fund invest in shares of common stock of the Company. During the years ended December 31, 2004 and 2003, 1,162,943 and 827,071 shares, respectively, of Lubrizol common stock at a cost of $39,273,084 and $26,092,212 respectively, were purchased by the Plan. All purchased shares were acquired at the then current market value on the open market.

In addition, during the years ended December 31, 2004 and 2003, the Plan sold or distributed to participants 1,295,461 and 1,009,637 shares, respectively, of Lubrizol common stock and received proceeds of $43,931,769 and $30,380,977, respectively.

7. **OTHER RELATED PARTY TRANSACTIONS**

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8. **RISKS AND UNCERTAINTIES**

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9. **PLAN TERMINATION**

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all employer contributions made on their behalf.

* * * * * *

SUPPLEMENTAL SCHEDULES

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	General Fund			
	Company Common Stock Fund:			
*	The Lubrizol Corporation	Common Stock - 179,074 Shares	$ 5,271,613	$ 6,600,668
	Investment Funds:			
	Russell 2000	Russell 2000 Growth Index Fund - 1,300 Shares	80,748	87,477
	DFA Investment Trust Company	DFA US 6/10 Value PTFL - 457,901 Shares	8,803,900	12,308,370
	Morgan Guaranty Trust	Liquidity Fund - 162 Shares	1	162
	Morgan Guaranty Trust	Mgt-JPM Strategic Property - 5,994 Shares	5,327,840	6,464,518
	Banc One	One Group Bond Fund - 948,784 Shares	10,352,500	10,360,720
	Evergreen	Evergreen International Growth - 2,039,062 Shares	13,599,803	18,371,945
*	State Street Bank & Trust Company	Pimco Total Return Mutual Fund- 1,477,703 Shares	15,638,271	15,767,094
	Total Investment Funds		53,803,063	63,360,286
	Common Stock:			
	3M Co.	Common Stock - 1,850 Shares	145,825	151,830
	Abbott Laboratories	Common Stock - 4,200 Shares	169,286	195,930
	Able Laboratories	Common Stock - 2,700 Shares	50,365	61,425
	AC Moore Arts & Crafts Inc	Common Stock - 2,150 Shares	47,397	61,942
	ADC Telecommunications Inc.	Common Stock - 95,500 Shares	202,231	255,940
	Affiliated Managers Group Inc	Common Stock - 1,200 Shares	58,558	81,288
	AGL Resources Inc	Common Stock - 4,390 Shares	130,318	145,924
	Agrium Inc	Common Stock - 3,600 Shares	51,928	60,660
	Airgas Inc	Common Stock - 4,610 Shares	122,085	122,211
	Albemarle Corp	Common Stock - 4,800 Shares	133,715	185,808
	Alcoa Inc.	Common Stock - 3,500 Shares	109,838	109,970
	Altria Group Inc.	Common Stock - 9,150 Shares	332,884	559,065
	AMBAC Finl Group Inc	Common Stock - 1,290 Shares	70,511	105,948
	Ameren Corp	Common Stock - 5,300 Shares	239,699	265,742
	American Electric Power Inc	Common Stock - 4,800 Shares	185,179	164,832
	American International	Common Stock - 8,500 Shares	587,476	558,195
	American Medical Sys Holdings	Common Stock - 1,200 Shares	33,518	50,172
	Amgen Inc	Common Stock - 3,400 Shares	210,480	218,110
	Anadarko Petroleum	Common Stock - 2,000 Shares	118,375	129,620
	Anteon Int.	Common Stock - 3,600 Shares	107,741	150,696
	Applera Corp	Common Stock - 3,400 Shares	40,761	46,750
	Aramark Corp	Common Stock - 5,000 Shares	117,244	132,550
	Arch Coal Inc.	Common Stock - 3,430 Shares	114,643	121,902
	Archer-Daniels-Midland	Common Stock - 5,000 Shares	98,247	111,550
	Arden Group Inc	Common Stock - 499 Shares	40,322	50,137
	Arrow Electrs Inc	Common Stock - 3,500 Shares	95,213	85,050
	Atmos Energy Corp	Common Stock - 2,200 Shares	58,225	60,170
	Automatic Data Processing	Common Stock - 2,200 Shares	84,559	97,570
	Avaya Inc	Common Stock - 3,500 Shares	59,104	60,200
	Avnet Inc	Common Stock - 6,400 Shares	163,758	116,736
	Avocent	Common Stock - 2,400 Shares	84,505	97,248
	AVX Corp	Common Stock - 5,270 Shares	49,312	66,402
	Baldor Electric Co	Common Stock - 2,690 Shares	63,541	74,056
	Bank of America Corp	Common Stock - 9,774 Shares	311,864	459,280
	Becton Dickinson & Co	Common Stock - 1,400 Shares	47,420	79,520
	Big Lots Inc	Common Stock - 30,500 Shares	401,662	369,965
	Bill Barrett Corp	Common Stock - 180 Shares	4,500	5,758

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	Boeing Corp	Common Stock - 2,300 Shares	95,843	119,071
	Bone Care International	Common Stock - 1,400 Shares	33,542	38,990
	Borland Software Corp	Common Stock - 8,800 Shares	79,272	102,784
	Boston Scientific Corp	Common Stock - 2,100 Shares	86,390	74,655
	BP Amoco PLC ADR	Common Stock - 7,700 Shares	361,717	449,680
	Bristol - Myers Squibb	Common Stock - 7,000 Shares	178,193	179,340
	Bristol West Holdings Inc	Common Stock - 2,200 Shares	47,535	44,000
	Bucyrus International	Common Stock - 2,400 Shares	84,297	97,536
	Burlington North Santa Fe	Common Stock - 2,600 Shares	63,612	123,006
	Burlington Resources Inc	Common Stock - 4,600 Shares	121,292	200,100
	Cache Inc	Common Stock - 4,720 Shares	78,745	85,054
	California Pizza Kitchen Inc	Common Stock - 3,700 Shares	77,751	85,100
	Canadian Natural	Common Stock - 1,800 Shares	74,033	76,986
	Carlisle Cos Inc	Common Stock - 4,975 Shares	193,686	322,977
	Catalina Marketing Corp	Common Stock - 5,000 Shares	76,433	148,150
	Cathay General Bancorp	Common Stock - 1,400 Shares	38,005	52,500
	CBRL Group Inc	Common Stock - 7,285 Shares	185,835	304,877
	Center Financial Corp	Common Stock - 2,024 Shares	37,897	40,520
	Charles River Laboratories	Common Stock - 1,536 Shares	92,050	70,671
	Chevron Texaco Corp	Common Stock - 10,300 Shares	420,396	540,853
	Chicago Bridge and Iron	Common Stock - 3,070 Shares	92,612	122,800
	Chubb Corp	Common Stock - 6,000 Shares	354,133	461,400
	Church & Dwight Co Inc	Common Stock - 4,745 Shares	145,287	159,527
	Citigroup	Common Stock - 10,000 Shares	486,564	481,800
	City Natl Corp	Common Stock - 1,100 Shares	54,582	77,715
	Coinstar Inc	Common Stock - 4,600 Shares	113,501	123,418
	Comcast Corp. Class A	Common Stock - 6,160 Shares	186,511	205,005
	Comcast Corp. Special Class A	Common Stock - 10,100 Shares	307,871	331,684
	Commercial Capital Bancorp	Common Stock - 2,600 Shares	60,511	60,268
	Community Health Systems	Common Stock - 3,200 Shares	86,564	89,216
	Computer Sciences Corp	Common Stock - 4,100 Shares	147,787	231,117
	Connetics Corp	Common Stock - 2,700 Shares	57,857	65,583
	Conocophillips	Common Stock - 4,100 Shares	178,397	356,003
	Consolidated Edison Inc.	Common Stock - 5,600 Shares	230,735	245,000
	Consolidated Energy Inc	Common Stock - 2,940 Shares	81,163	120,687
	Constellation Energy Group	Common Stock - 4,200 Shares	96,320	183,582
	Convance Inc	Common Stock - 5,000 Shares	131,065	193,750
	Cooper Cos Inc	Common Stock - 3,600 Shares	167,250	254,124
	Cooper Industries LTD	Common Stock - 2,900 Shares	124,825	196,881
	Coventry Health Care Inc	Common Stock - 800 Shares	24,723	42,464
	CSX Corp	Common Stock - 2,600 Shares	110,401	104,208
	Cullen Frost Bankers Inc	Common Stock - 1,600 Shares	68,228	77,760
	CUNO Inc.	Common Stock - 1,550 Shares	84,693	92,070
	Deere & Co	Common Stock - 800 Shares	48,798	59,520
	Discovery Laboratories Inc.	Common Stock - 8,700 Shares	77,102	68,991
	Disney Walt Co.	Common Stock - 7,400 Shares	174,984	205,720
	Diversa Corp	Common Stock - 5,600 Shares	50,590	48,944
	Dollar General Corp	Common Stock - 3,790 Shares	55,432	78,718
	Dominion Resource Inc.	Common Stock - 1,500 Shares	95,073	101,610
	Dover Corp	Common Stock - 3,700 Shares	107,742	155,178
	Dow Chemical	Common Stock - 1,221 Shares	54,085	60,452

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	Dreamworks Animation	Common Stock - 691 Shares	24,989	25,919
	Dril Quip Inc	Common Stock - 3,800 Shares	89,283	92,188
	Dupont E I De Nemours & Co	Common Stock - 2,300 Shares	103,954	112,815
	East West Bancorp Inc	Common Stock - 1,400 Shares	54,513	58,744
	Educate Inc	Common Stock - 6,600 Shares	76,744	87,384
	Education Management Corp	Common Stock - 1,800 Shares	57,073	59,418
	EGL Inc	Common Stock - 2,000 Shares	59,074	59,780
	El Paso Corp.	Common Stock - 7,900 Shares	62,275	82,160
	EMC	Common Stock - 8,200 Shares	98,623	121,934
	Emmis Communications Inc	Common Stock - 3,100 Shares	60,111	59,489
	Entegris Inc	Common Stock - 21,700 Shares	201,227	215,915
	Entergy Corp	Common Stock - 3,400 Shares	186,360	229,806
	Equifax Inc	Common Stock - 3,000 Shares	78,180	84,300
	Equity Office Properties Trust	Common Stock - 4,521 Shares	132,241	131,652
	Ericsson Tel	Common Stock - 3,200 Shares	98,974	100,768
	Exar Corp	Common Stock - 5,400 Shares	83,798	76,626
	Federal National Mtge. Assoc.	Common Stock - 3,700 Shares	256,186	263,477
	Federal Signal Corp	Common Stock - 12,280 Shares	210,071	216,865
	Fedex Corp	Common Stock - 750 Shares	52,839	73,868
	First Community Bancorp	Common Stock - 1,300 Shares	40,255	55,510
	First Horizon	Common Stock - 2,500 Shares	58,663	57,225
	First Midwest Bancorp Inc.	Common Stock - 2,700 Shares	80,337	97,983
	Fisher Scientific Intl.	Common Stock - 4,000 Shares	150,823	249,520
	Flamel Technologies	Common Stock - 2,700 Shares	50,325	52,623
	Flextronics Intl	Common Stock - 12,400 Shares	139,030	171,368
	FMC Technologies Inc.	Common Stock - 4,130 Shares	105,708	132,986
	Formfactor Inc	Common Stock - 3,500 Shares	68,525	94,990
	Forward Air Corp	Common Stock - 1,300 Shares	49,452	58,110
	Foundry Networks Inc	Common Stock - 10,100 Shares	125,576	132,916
	Freddie Mac	Common Stock - 6,850 Shares	390,377	504,845
	General Electric Co.	Common Stock - 14,900 Shares	448,368	543,850
	General Mills Inc	Common Stock - 2,000 Shares	92,835	99,420
	Glaxo PLC Sponsored ADR	Common Stock - 2,000 Shares	74,585	94,780
	GNW Genworth Financial	Common Stock - 2,300 Shares	44,668	62,100
	Haemonetics Corp	Common Stock - 8,000 Shares	157,204	289,680
	Hain Celestial Croup Inc.	Common Stock - 6,000 Shares	116,395	124,020
	Halliburton	Common Stock - 4,700 Shares	140,272	184,428
	Harte-Hanks Inc	Common Stock - 4,500 Shares	84,164	116,910
	Hartford Financial Services Group	Common Stock - 1,000 Shares	64,078	69,310
	Hasbro Inc	Common Stock - 9,580 Shares	118,464	185,660
	Healthcare Services	Common Stock - 2,900 Shares	59,097	60,436
	Hewlett Packard Co	Common Stock - 23,500 Shares	425,386	492,795
	Home Depot Inc.	Common Stock - 7,450 Shares	265,379	318,413
	Honeywell International Inc.	Common Stock - 1,600 Shares	52,577	56,656
	Hubbell Inc	Common Stock - 6,225 Shares	192,060	325,568
	Huron Consulting Group Inc	Common Stock - 3,600 Shares	63,722	79,920
	Hyperion Solutions Corp	Common Stock - 2,000 Shares	79,076	93,240
	IBM	Common Stock - 2,450 Shares	214,101	241,521
	ICOS Corp	Common Stock - 2,000 Shares	47,195	56,560
	Idexx Laboratories Inc	Common Stock - 400 Shares	19,101	21,836
	Immunogen Inc	Common Stock - 6,200 Shares	33,921	54,808

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	IMS Health Inc	Common Stock - 7,420 Shares	114,937	172,218
	Infocrossing Inc	Common Stock - 6,200 Shares	85,485	104,966
	Ingram Micro Inc	Common Stock - 12,900 Shares	170,188	268,320
	Intel	Common Stock - 6,300 Shares	182,165	147,357
	Interline Brands	Common Stock - 3,470 Shares	52,243	61,037
	Internet Security Systems Inc	Common Stock - 4,900 Shares	80,029	113,925
	Inverness Medical	Common Stock - 1,900 Shares	35,423	47,690
	Investors Financial Svcs. Corp.	Common Stock - 1,650 Shares	46,508	82,467
	J & J Snack Foods Corp	Common Stock - 220 Shares	10,379	10,787
	J.P. Morgan Chase and Co.	Common Stock - 6,900 Shares	281,814	269,169
	Jarden Corp.	Common Stock - 1,630 Shares	49,196	70,807
	Jetblue Airways Corp	Common Stock - 1,800 Shares	41,956	41,796
	Johnson & Johnson	Common Stock - 5,300 Shares	266,930	336,126
	Jones Apparel Group Inc	Common Stock - 7,060 Shares	246,684	258,184
	Jos A. Bank Clothiers Inc	Common Stock - 2,200 Shares	61,262	62,260
	Kerr McGee Corp	Common Stock - 5,400 Shares	273,035	312,066
	Keyspan Corp.	Common Stock - 6,300 Shares	223,596	248,535
	Kohls Corp	Common Stock - 560 Shares	25,967	27,535
	Lam Research Corp.	Common Stock - 3,450 Shares	68,374	99,740
	Laureate Education Inc	Common Stock - 4,700 Shares	145,071	207,223
	Lear Corp	Common Stock - 1,000 Shares	36,869	61,010
	Lecg Corp	Common Stock - 6,000 Shares	101,836	111,900
	Lehman Bros Hldgs Inc	Common Stock - 4,000 Shares	195,536	349,920
	Lifepoint Hospitals Inc	Common Stock - 1,600 Shares	56,677	55,712
	Ligand Pharmaceutical Inc	Common Stock - 5,700 Shares	53,946	66,348
	Lions Gate Entertainment Corp.	Common Stock - 24,100 Shares	84,947	255,942
	Loews Corp.	Common Stock - 3,800 Shares	173,576	267,140
	Lowe's Companies	Common Stock - 5,000 Shares	277,376	287,950
	Macromedia Inc	Common Stock - 3,900 Shares	76,178	121,368
	Magna Intl Inc	Common Stock - 2,100 Shares	126,133	173,355
	Mantech International Corp	Common Stock - 4,000 Shares	78,931	94,960
	Matria Healthcare Inc	Common Stock - 6,200 Shares	147,797	242,234
	Maxgen Inc	Common Stock - 1,150 Shares	12,752	14,709
	May Dept Stores Co	Common Stock - 2,700 Shares	80,107	79,380
	MBIA Inc.	Common Stock - 7,920 Shares	401,381	501,178
	MBNA Corp.	Common Stock - 5,600 Shares	143,171	157,864
	McAfee Inc	Common Stock - 4,200 Shares	66,336	121,506
	Mcdonalds Corp	Common Stock - 15,200 Shares	447,558	487,312
	Meadwestvaco Corp	Common Stock - 5,300 Shares	140,851	179,617
	Medco Heatlh Solutions Inc.	Common Stock - 12,110 Shares	349,638	503,776
	Medicines Company	Common Stock - 2,150 Shares	49,511	61,920
	Medtronic Inc.	Common Stock - 5,200 Shares	246,650	258,284
	Mentor Graphics Corp.	Common Stock - 6,900 Shares	91,412	105,501
	Mercantile Bank Corp.	Common Stock - 1,680 Shares	54,491	66,360
	MetLife Inc	Common Stock - 7,300 Shares	167,664	295,723
	Mettler Toledo Intl	Common Stock - 5,800 Shares	248,317	297,598
	Microsoft	Common Stock - 25,050 Shares	654,564	669,086
	Moneygram Intl Inc	Common Stock - 13,100 Shares	206,554	276,934
	Morgan Stanley Dean Witter	Common Stock - 2,400 Shares	128,514	133,248
	Motorola Inc	Common Stock - 6,900 Shares	105,921	118,680
	MSC Industrial Direct Co.	Common Stock - 4,050 Shares	97,100	145,719

(Continued)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	Mykrolis Corp.	Common Stock - 14,190 Shares	114,457	201,072
	Nabki Biopharmaceuticals	Common Stock - 3,800 Shares	59,574	55,670
	National City Corp	Common Stock - 8,300 Shares	216,588	311,665
	Nautilus Group Inc	Common Stock - 2,530 Shares	48,300	61,150
	Navigant Consulting Inc.	Common Stock - 4,400 Shares	66,258	117,040
	Newmont Mining Corp	Common Stock - 2,800 Shares	126,999	124,348
	Nike Inc	Common Stock - 900 Shares	70,516	81,621
	Norfolk Southern Corp	Common Stock - 7,000 Shares	144,599	253,330
	Nortel Networks Corp	Common Stock - 19,800 Shares	32,936	69,102
	Occidental Pete Corp Del	Common Stock - 7,750 Shares	210,298	452,290
	Oil States International	Common Stock - 6,100 Shares	106,975	117,669
	Old Dominion Freight Line	Common Stock - 300 Shares	7,081	10,440
	Pacific Sunwear of Calif	Common Stock - 5,470 Shares	117,910	121,762
	Pall Corp	Common Stock - 10,700 Shares	195,032	309,765
	Par Pharmaceutical	Common Stock - 1,400 Shares	56,798	57,932
	Parametric Technology Corp	Common Stock - 50,000 Shares	111,419	294,500
	Patterson Energy Inc	Common Stock - 4,480 Shares	74,818	87,136
	Peets Coffee & Tea Inc	Common Stock - 4,700 Shares	108,716	124,409
	Penn Virginia Corp	Common Stock - 2,840 Shares	101,861	115,219
	Pepsiamericas Inc	Common Stock - 3,600 Shares	51,097	76,464
	Pepsico Inc.	Common Stock - 3,600 Shares	171,813	187,920
	Performance Food Group Co	Common Stock - 4,560 Shares	113,386	122,710
	Petco Animal Supplies Inc	Common Stock - 3,330 Shares	105,108	131,468
	Pfizer	Common Stock - 20,719 Shares	653,715	557,134
	Playboy Enterprise Club	Common Stock - 7,500 Shares	83,772	92,175
	Playtex Products	Common Stock - 6,500 Shares	50,034	51,740
	PMC Sierra Inc	Common Stock - 11,100 Shares	122,993	124,875
	PNC Financial Services	Common Stock - 2,200 Shares	119,591	126,368
	Polycom Inc	Common Stock - 5,200 Shares	109,008	121,264
	Principal Financial Group	Common Stock - 3,690 Shares	102,813	151,069
	Proctor & Gamble	Common Stock - 2,400 Shares	121,344	132,192
	Progress Energy Inc.	Common Stock - 5,350 Shares	237,488	242,034
	Progress Software Corp	Common Stock - 5,100 Shares	102,358	119,085
	PSS World Medical Inc	Common Stock - 10,100 Shares	104,296	126,402
	Quicksilver Resources Inc	Common Stock - 1,700 Shares	41,168	50,643
	R & G Financial Corp	Common Stock - 1,500 Shares	53,543	58,320
	Rare Hospitality Intl. Inc.	Common Stock - 4,000 Shares	102,391	127,440
	Resmed Inc	Common Stock - 1,600 Shares	71,602	81,760
	Respironics Inc	Common Stock - 3,800 Shares	159,360	206,568
	Safeway Inc.	Common Stock - 10,000 Shares	198,714	197,400
	Sara Lee Corp	Common Stock - 13,500 Shares	303,400	325,890
	Schlumberger LTD	Common Stock - 2,800 Shares	151,644	187,460
	Scientific Atlanta Inc.	Common Stock - 1,850 Shares	32,797	61,069
	SCS Transportation Inc.	Common Stock - 2,800 Shares	49,298	65,436
	Secure Computing Corp	Common Stock - 8,700 Shares	87,287	86,826
	Smurfit Stone Container Corp	Common Stock - 10,900 Shares	158,497	203,612
	Snap On Inc	Common Stock - 8,580 Shares	217,009	294,809
	Solectron Corp	Common Stock - 31,989 Shares	259,729	170,501
	Southern Co.	Common Stock - 8,000 Shares	237,317	268,160
	Southwest Bancorporation Tex	Common Stock - 3,800 Shares	66,016	88,502
	Spartech Corp	Common Stock - 4,290 Shares	110,926	116,216

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock (Continued):			
	Speedway Motorsports Inc	Common Stock - 2,480 Shares	84,085	97,166
	Sprint Corp	Common Stock - 11,400 Shares	191,650	283,290
	SS & C Technologies Inc	Common Stock - 2,400 Shares	54,908	49,560
	St Paul Travelers Cos	Common Stock - 3,433 Shares	126,571	127,261
	Steelcase Inc	Common Stock - 13,000 Shares	129,859	179,920
	Sunoco Inc	Common Stock - 4,300 Shares	273,839	351,353
	Superior Ind. International	Common Stock - 3,800 Shares	118,229	110,390
	Supervalu Inc.	Common Stock - 4,600 Shares	92,156	158,792
	Sybron Dental Specialties Inc	Common Stock - 1,700 Shares	45,882	60,146
	Target Corp	Common Stock - 3,500 Shares	180,949	181,755
	Tech Data Corp	Common Stock - 2,600 Shares	73,361	118,040
	Tellabs Inc.	Common Stock - 12,600 Shares	165,941	108,234
	Tenent Healthcare Inc	Common Stock - 4,800 Shares	54,559	52,704
	Tennant Co	Common Stock - 1,280 Shares	41,077	50,752
	Texas Instruments	Common Stock - 9,700 Shares	253,071	238,814
	Textron Inc.	Common Stock - 4,000 Shares	154,406	295,200
	Tiffany & Co.	Common Stock - 3,800 Shares	111,485	121,486
	Timco Aviation Services Inc	Common Stock - 321 Shares	4	3
	Time Warner Inc.	Common Stock - 14,300 Shares	238,497	277,992
	Tommy Hilfiger Corp	Common Stock - 13,000 Shares	113,218	146,640
	Torchmark Corp	Common Stock - 2,000 Shares	85,240	114,280
	Transocean Sedco	Common Stock - 5,200 Shares	146,396	220,428
	Triad Guaranty Inc.	Common Stock - 1,000 Shares	47,710	60,480
	Triad Hospitals Inc.	Common Stock - 1,750 Shares	45,572	65,118
	Unitedhealth Group Inc	Common Stock - 4,200 Shares	260,285	369,726
	Universal Health Services	Common Stock - 4,300 Shares	188,325	191,350
	Unocal Corp.	Common Stock - 3,800 Shares	133,250	164,312
	Unumprovident Corp	Common Stock - 12,000 Shares	176,679	215,280
	UTI Worldwide Inc	Common Stock - 1,280 Shares	53,656	87,066
	Varian Inc	Common Stock - 1,500 Shares	57,426	61,515
	Varian Semiconductor	Common Stock - 3,200 Shares	108,589	117,920
	VCA Antech Inc.	Common Stock - 3,800 Shares	37,890	74,480
	Verisign Inc	Common Stock - 4,050 Shares	52,393	135,756
	Viacom Inc.	Common Stock - 3,100 Shares	114,174	112,809
	Viad Corp	Common Stock - 2,490 Shares	52,532	70,940
	Vodafone Group PLC	Common Stock - 5,100 Shares	113,084	139,638
	Wabash National Corp	Common Stock - 2,280 Shares	61,089	61,355
	Wabtec Corp	Common Stock - 4,500 Shares	89,641	95,940
	Wachovia Corp	Common Stock - 6,700 Shares	222,508	352,420
	Washington Mutual Inc.	Common Stock - 1,800 Shares	68,677	76,104
	Waste Connections Inc	Common Stock - 4,400 Shares	117,084	150,700
	Waste Management Inc.	Common Stock - 2,000 Shares	56,133	59,880
	Wendys Intl Inc	Common Stock - 4,500 Shares	145,253	176,670
	Whirlpool Corp	Common Stock - 4,000 Shares	250,444	276,840
	XL Capital LTD	Common Stock - 300 Shares	22,328	23,295
	Yahoo Inc	Common Stock - 1,700 Shares	41,381	64,056
	Yankee Candle Co.	Common Stock - 2,620 Shares	71,120	86,932
	Zale Corp	Common Stock - 10,960 Shares	177,640	327,375
	Zoll Medical Corp	Common Stock - 1,900 Shares	60,406	65,360
	Total Common Stock		37,107,270	45,666,889

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Short-Term Investments:			
*	State Street Bank & Trust Company	State Street Short Term Fund	922,976	922,976
*	State Street Bank & Trust Company	State Street Short Term Fund - Bernstein	414,892	414,892
*	State Street Bank & Trust Company	State Street Short Term Fund - Cook & Bieler	254,223	254,223
*	State Street Bank & Trust Company	State Street Short Term Fund - Stralem	124,959	124,959
*	State Street Bank & Trust Company	State Street Short Term Fund - Boston Company	253,450	253,450
*	State Street Bank & Trust Company	State Street Short Term Fund - Victory	29,396	29,396
	Total Short-Term Investments		1,999,896	1,999,896
	Total General Fund		98,181,842	117,627,739
	Profit Sharing Lubrizol Stock Fund:			
*	The Lubrizol Corporation	Common Stock - 296,007 Shares	8,840,051	10,910,818
*	State Street Bank & Trust Company	State Street Short Term Fund	92,229	92,229
	Total Company Stock Fund		8,932,280	11,003,047
	Fixed Income Fund:			
	Metropolitan Life Insurance Co.	Intermediate Duration Fund	47,144,020	54,364,472
	Metropolitan Life Insurance Co.	Group Annuity Contract (GA 24505)		(1,778,645)
	Total Synthetic Investment Contracts		47,144,020	52,585,827
	Balanced Fund—			
	American Funds Group	American Balanced Fund Inc - 1,351,504 Units	21,885,189	24,327,079
	Equity Index Fund—			
*	State Street Bank & Trust Company	SSgA S&P 500 Index Fund - 3,500,209 Units	38,827,382	50,893,713
	International Equity Fund—			
	American Funds Group	American Europacific Growth Fund - 605,783 Units	18,060,559	21,584,043
	401(k) Lubrizol Stock Fund:			
*	The Lubrizol Corporation	Common Stock - 1,335,890 Shares	43,311,535	49,240,905
*	State Street Bank & Trust Company	State Street Short Term Fund	723,260	723,260
	Total Company Common Stock Fund		44,034,795	49,964,165
	Equity Growth Fund—			
	LM Advisors	Legg Mason Value Trust Fund - 304,076 Shares	17,926,500	21,361,338
	Small-Mid Cap Growth Fund—			
	Franklin	Franklin Small-Mid Cap Growth Fund - 393,168 Units	12,887,048	13,430,603
	Mid Cap Value Fund—			
	JP Morgan	JP Morgan Mid Cap Value Fund - 699,654 Units	13,551,771	15,427,362

(Continued)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Value Fund—			
*	MFS	MFS Value Fund - 195,507 Units	3,766,796	4,524,039
	Small Cap Growth Fund—			
	Harris	Harris Insight Opportunity Fund - 264,439 Units	6,155,491	6,354,459
	Core Bond Fund—			
	JP Morgan	One Group Bond Fund - 552,777 Units	6,076,834	6,041,852
	Participant Loan Fund—			
*	Loans to Participants	Various participant loans with interest rates ranging from 5.00% to 10.50%	0	6,145,963
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$337,430,507	$401,271,229

* Indicates a party-in-interest to the Plan.

(Concluded)

THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
EIN 34-0367600—PLAN NO. 003
YEAR ENDED DECEMBER 31, 2004

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Assets	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Series of Transactions:								
The Lubrizol Corporation	Common Stock	$ 38,496,187		N/A	$ 34,233	$ 38,530,319	$ 38,273,435	N/A
The Lubrizol Corporation	Common Stock		$ 42,278,265	N/A	38,578	39,077,682	42,485,201	$ 3,162,105
State Street Bank & Trust Company	State Street Short Term Investment Fund	96,033,329		N/A	None	96,033,329	96,033,329	N/A
State Street Bank & Trust Company	State Street Short Term Investment Fund		95,459,088	N/A	None	95,459,088	95,459,088	None
State Street Bank & Trust Company	SSgA S&P 500 Index Fund	13,158,158		N/A	None	13,158,158	13,158,158	N/A
State Street Bank & Trust Company	SSgA S&P 500 Index Fund		16,603,393	N/A	None	13,333,896	16,612,260	3,269,497

NOTE - Reportable transactions are non-participant directed single transactions or a series of non-participant directed transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.